THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

April 27, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received Thursday, April 27, 2006 on Post-Effective Amendment No. 59 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the ACM Convertible Securities Fund (the “Fund”). Our responses to your comments are set forth below.

Comment: Please clarify that the Fund is a diversified fund.

Response: We have revised the third paragraph under the section “Principal Strategies” as follows:

The Fund~~’s portfolio often will consist of larger positions in a fewer number of companies than other, more broadly diversified mutual funds. The~~ is diversified as defined under the Investment Company Act of 1940, which is determined at the time a portfolio security is purchased. However, the Fund may retain shares of a single portfolio company that appreciate in value after they are purchased, even if the Fund’s investment in that company ultimately increases to represent a substantial percentage of the Fund’s total portfolio. ~~This will increase~~As a result, the Fund’s portfolio often will consist of larger positions in a fewer number of companies than other, more broadly diversified mutual funds, which increases the Fund’s exposure to the risk described below as “Company Risk.” Certain industry sectors likely will be overweighted in the Fund’s portfolio compared to the Fund’s benchmark and other, more broadly diversified mutual funds, because the Fund’s advisor seeks the best investment opportunities regardless of industry sector. This will increase the Fund’s exposure to the risks described below under “Sector Risk.” The Fund may, for example, be overweighted at times in the ~~information technology section, which encompasses the internet software and services industry, and/or the~~ health care sector, which encompasses the biotechnology and pharmaceuticals industries. The industry sectors in which the Fund may be overweighted will vary at different points in the economic cycle.

Comment: Please include updated performance numbers.

Response: As requested, the Fund’s performance will be updated as of the calendar year ended December 31, 2005, with a footnote indicating year-to-date performance as of March 31, 2006

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please advise and we will further revise. Simultaneously with this response, we are submitting a request for acceleration of PEA 59 to Friday April 28, 2006. Please call me at 314-552-6295 or Rita Kazembe in my office at 314-552-6077 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

In connection with post-effective amendment no. 59 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, ACM Convertible Securities Fund (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement about the Fund are the responsibility of the Fund;

2.

The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and the Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By: /s/ Heather A. Barnes, Secretary